Exhibit 21.1

Subsidiaries of Tower Group, Inc.

	Jurisdiction of		Percentage
Name	Incorporation	Parent	Ownership

Tower Insurance Company of New York (“TICNY”)	New York	Tower Group, Inc.	100%
		(“TGI”)
Tower Risk Management Corp.	New York	TGI	100%
Tower National Insurance Company	Commonwealth of	TGI	100%
	Massachusetts
Preserver Group, Inc. (“PGI”)	New Jersey	TGI	62.6%
		TICNY	37.4%
Preserver Insurance Company	New Jersey	PGI	100%
Mountain Valley Indemnity Company	New Hampshire	PGI	100%
North East Insurance Company (“NEIC”)	Maine	PGI	100%
North Atlantic Underwriters, Inc.	Maine	NEIC	100%
Ocean II Corporation	Delaware	TGI	100%
Ocean I Corporation	Delaware	Ocean II Corp.	100%